UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

DYNAMICS RESEARCH CORPORATION

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

268057106

(CUSIP Number)

Thomas O. Miiller

Senior Vice President, General Counsel and Corporate Secretary

Engility Holdings, Inc.

3750 Centerview Drive

Chantilly, VA 20151

(703) 708-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies to:

Ryan D. Thomas

Bass, Berry & Sims, PLC

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6200

December 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268057106	Page 2 of 11

1.	Names of reporting persons. Engility Holdings, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,080,226[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,080,226[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.3%[2]
14.	Type of reporting person (see instructions) CO

[1]	Beneficial ownership of the common stock, par value $0.10 per share (“Common Stock”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”), is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (as defined below) that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
[2]	Based on (i) 10,523,170 shares of Common Stock outstanding as of December 26, 2013, and (ii) 5,000 shares of Common Stock issuable upon the exercise of stock options held by the Shareholders (as defined below) that were exercisable as of December 26, 2013 (each as provided by DRC).

CUSIP No. 268057106	Page 3 of 11

1.	Names of reporting persons. Engility Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,080,226[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,080,226[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.3%[2]
14.	Type of reporting person (see instructions) CO

[1]	Beneficial ownership of Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
[2]	Based on (i) 10,523,170 shares of Common Stock outstanding as of December 26, 2013, and (ii) 5,000 shares of Common Stock issuable upon the exercise of stock options held by the Shareholders that were exercisable as of December 26, 2013 (each as provided by DRC).

CUSIP No. 268057106	Page 4 of 11

1.	Names of reporting persons. Engility Solutions, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,080,226[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,080,226[1]
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 10.3%[2]
14.	Type of reporting person (see instructions) CO

[1]	Beneficial ownership of Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
[2]	Based on (i) 10,523,170 shares of Common Stock outstanding as of December 26, 2013, and (ii) 5,000 shares of Common Stock issuable upon the exercise of stock options held by the Shareholders that were exercisable as of December 26, 2013 (each as provided by DRC).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, $0.10 par value per share (the “Shares”), of Dynamics Research Corporation, a Massachusetts corporation (“DRC”). The principal executive offices of DRC are located at Two Tech Drive, Andover, Massachusetts, 01810-2434.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by (i) Engility Holdings, Inc., a Delaware corporation (“Holdings”), (ii) Engility Corporation, a Delaware corporation and wholly owned subsidiary of Holdings (“Engility”), and (iii) Engility Solutions, Inc., a Massachusetts corporation and wholly owned subsidiary of Engility (“Solutions”).

The address of the principal business and principal office of each of Holdings, Engility and Solutions is 3750 Centerview Drive, Chantilly, VA, 20151. Each of Holdings and Engility is a “pure play” provider of services, primarily to the U.S. government and offers a broad range of systems engineering, training, program management, and operational support for the U.S. government worldwide. Solutions was formed for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with such transactions.

Holdings, Engility and Solutions are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.

The name, business address, present principal occupation or employment and country of citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A attached hereto.

During the past five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party in a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below), described in Item 4 of this Schedule 13D (the terms of which are incorporated herein by reference), and purchase all of the outstanding Shares in the Offer and to provide funding in connection with the Merger (as defined below) is estimated to be approximately $130 million, including the cost of paying all related fees and expenses, plus an estimated $79.9 million to retire indebtedness of DRC at the closing of the Merger. On December 22, 2013, Holdings and Engility entered into a Commitment Letter (the “Commitment Letter”) with Bank of America, N.A. (“Bank of America”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) for up to $150.0 million in incremental senior secured credit facilities (the “Incremental Senior Credit Facilities”) subject to the terms of the Commitment Letter and comprised of (i) an incremental term loan facility of up to $75.0 million (the “Incremental Term Loan Facility”) to be incurred pursuant to and in accordance with the existing credit agreement by and among Holdings, Engility, Bank of America, as administrative agent, and each of the several lenders from time to time party thereto, dated August 9, 2013 (the “Existing Credit Agreement”); and (ii) an incremental revolving credit facility of up to $75.0 million (the “Incremental Revolving Credit Facility”) to be incurred pursuant to and in accordance with the Existing Credit Agreement.

Bank of America has committed to provide a $50.0 million portion of the Incremental Senior Credit Facilities and MLPFS has agreed to use commercially reasonable efforts to form a syndicate to provide the balance of the Incremental Senior Credit Facilities.

Together with cash on hand and borrowings available pursuant to the Existing Credit Agreement, the Incremental Senior Credit Facilities are intended to finance the Offer and the Merger, and to pay fees and expenses incurred in connection therewith. The Incremental Term Loan Facility will mature on August 9, 2018 and the Incremental Revolving Credit Facility will terminate on August 9, 2018. The Incremental Senior Credit Facilities will bear interest at the same rate as borrowings under the Existing Credit Agreement. Holdings and Engility may only borrow amounts under the Incremental Senior Credit Facilities upon consummation of the Merger or in connection with a successful Offer, in each case in accordance with the terms of the Merger Agreement, prior to April 21, 2014. The Incremental Senior Credit Facilities are also subject to other terms and conditions customary for commitments of this type.

The foregoing descriptions of the Existing Credit Agreement and the Commitment Letter do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Existing Credit Agreement and the Commitment Letter, which are filed as Exhibit 2 and Exhibit 3 hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

On December 20, 2013, Engility and Solutions entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DRC pursuant to which Engility will acquire DRC, subject to the terms and conditions of the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Solutions agreed to commence a tender offer (the “Offer”) for all outstanding Shares, at a purchase price of $11.50 per Share in cash, without interest, less any applicable withholding taxes. The obligation of Engility and Solutions to consummate the Offer is subject to the condition that there be validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration date of the Offer (as it may be extended under the terms of the Merger Agreement) that number of Shares that, when added to the Shares then owned by Engility and Solutions, would represent at least two-thirds of all outstanding Shares (determined on a fully diluted basis). The consummation of the Offer is also subject to the satisfaction of other customary conditions, including the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Consummation of the Offer is not subject to any financing condition.

The Merger Agreement includes customary representations, warranties and covenants by the respective parties. DRC has agreed to operate its business in the ordinary course of business consistent with past practices and is subject to customary operating restrictions during the period prior to completion of the Merger. The Merger Agreement also includes customary restrictions on the solicitation of proposals by DRC with respect to alternative transactions and customary termination provisions for both DRC and Engility and Solutions and provides that, in connection with the termination of the Merger Agreement under specified circumstances, DRC may be required to pay Engility a termination fee of $3,030,250. In addition, upon termination of the Merger Agreement under specified circumstances, DRC would be required to reimburse Engility for expenses of up to $600,000.

In order to induce Engility to enter into the Merger Agreement, each of James P. Regan, David Keleher, John S. Anderegg, Jr., Gen. George T. Babbit, Jr., Lt. Gen. Charles McCausland, Nickolas Stavropoulos, Richard G. Tennant, and Winfield Scott Thompson (collectively, the “Shareholders”) entered into separate tender and voting agreements with Engility (collectively, the “Voting Agreements”) concurrent with the execution and delivery of the Merger Agreement, that, among other things (i) restrict the transfer of their Shares, (ii) obligate them to vote their Shares in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and against approval of any proposal made in opposition to, or in competition with, the consummation of the Offer, the Merger or any other transactions contemplated by the Merger Agreement, and (iii) obligate them to tender all their Shares in the Offer not later than the tenth business day after the commencement of the Offer. Each of the Shareholders also granted certain representatives of Engility an irrevocable proxy granting such Engility representatives the right to vote Shares held by the Shareholders in favor of such matters. Each Voting Agreement will terminate upon the earliest of the effective time of the Merger (the “Effective Time”), the termination of the Merger Agreement, the reduction in the price to be paid in the Offer or the merger consideration, or a change in the form of consideration to be paid in the Offer or in the form of merger consideration. This Schedule 13D is being filed in connection with the Voting Agreements between Engility and each of the Shareholders party thereto in connection with the Offer, the Merger and the related Merger Agreement.

As provided by DRC, as of December 26, 2013, an aggregate of 1,080,226 Shares were beneficially owned by the Shareholders (including 5,000 Shares issuable upon the exercise of stock options held by Gen. George T. Babbitt, Jr. as of December 26, 2013).

The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, DRC. Upon the purchase of Shares pursuant to the Offer, Engility or Solutions will be entitled to designate a number of persons for election or appointment to the board of directors of DRC (the “DRC Board”) as will give Solutions representation on the DRC Board equal to at least such number of directors, rounded up to the nearest whole number, that is the product of (a) the total number of directors on the DRC Board (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by (b) a fraction (i) the numerator of which will be the number of Shares purchased by Solutions plus the number of Shares otherwise owned by Engility or Solutions or any subsidiary of Engility and (ii) the denominator of which shall be the number of Shares outstanding; provided, that, until the Effective Time, the DRC Board will have at least three directors who were directors as of the date of the Merger Agreement and who will be independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable stock exchange requirements. DRC is obligated pursuant to the Merger Agreement to, at the option of Engility or Solutions, either increase the authorized number of directors of the DRC Board or use commercially reasonable efforts to obtain the resignation of such number of its current directors as is necessary to enable such designees to be elected or appointed to the DRC Board. If requested by Engility, DRC is further obligated pursuant to the Merger Agreement to take commercially reasonable efforts to cause such designees to constitute the number of members, rounded up to the nearest whole number, on (A) each committee of the DRC Board and (B) each board of directors of each of DRC’s subsidiaries (and each committee thereof) that represents the same percentage as such individuals represent on the DRC Board, in each case to the extent permitted by applicable law or the rules of the NASDAQ Global Market. Subject to the satisfaction or waiver of the conditions applicable to the Offer pursuant to the Merger Agreement, after consummation of the Offer, Engility will cause the Merger to occur.

Pursuant to the Merger Agreement, as soon as practicable following the completion of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Solutions will be merged with and into DRC (the “Merger”), with DRC surviving as a wholly owned subsidiary of Engility and an indirect wholly owned subsidiary of Holdings. Pursuant to the Merger Agreement, if, following completion of the Offer, Solutions and Engility own at least 90% of the outstanding Shares (on a fully diluted basis), the Merger will be completed without a meeting of DRC’s shareholders pursuant to Section 11.05 of the Massachusetts Business Corporation Act. DRC has also granted Solutions a contingent option (the “Top-Up Option”), exercisable in certain circumstances under the Merger Agreement, to facilitate the completion of the Merger, to purchase the number of newly issued Shares that is equal to one share more than the amount needed to give Solutions and Engility ownership of 90% of the outstanding Shares (determined on a fully diluted basis, assuming exercise of the Top-Up Option).

At the Effective Time, each Share issued and outstanding immediately prior to such effective time (other than (i) Shares then owned by Engility, DRC or any of their respective direct or indirect wholly owned subsidiaries and (ii) Shares that are held by any shareholders who properly demand appraisal (if applicable) in connection with the Merger) will cease to be issued and outstanding, will be cancelled, will cease to exist and will be converted into the right to receive $11.50 per Share in cash, without interest, less any applicable withholding taxes.

At the Effective Time and pursuant to the Merger Agreement, (i) the initial directors of DRC will be the directors of Solutions immediately prior to the Effective Time, (ii) the initial officers of DRC will be the officers of DRC immediately prior to the Effective Time, (iii) the articles of organization of Solutions will become the articles of organization of DRC and (iv) the bylaws of Solutions in effect immediately prior to the Effective Time will be the bylaws of DRC.

Following the Merger, the Shares will no longer be traded on the NASDAQ Global Market, there will be no public market for the Shares, and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is filed as Exhibit 4 to this Schedule 13D. A copy of the form of Voting Agreement is filed as Exhibit 5 to this Schedule 13D. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about DRC, Holdings, Engility or Solutions. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule provided by DRC to Engility and Solutions in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between DRC, Engility and Solutions, rather than establishing matters as facts. Accordingly, the representations and warranties in the Merger Agreement should not be relied up as characterizations of the actual state of facts about DRC, Engility or Solutions or any of their respective businesses.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

As a result of the Voting Agreements, the Reporting Persons may be deemed to possess shared power to vote or to direct the voting of 1,080,226 Shares covered by the Voting Agreements solely with respect to those matters described in the Voting Agreements. Accordingly, each Reporting Person may be deemed to have beneficial ownership of 1,080,226 Shares. Such 1,080,226 Shares covered by the Voting Agreements represent approximately 10.3% of the outstanding Shares as of December 26, 2013 (after giving effect to the 5,000 Shares issuable upon the exercise of stock options held by the Shareholders that were exercisable as of December 26, 2013 (each as provided by DRC)).

The Reporting Persons are not entitled to any rights as a shareholder of DRC as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements, and the Reporting Persons disclaim all beneficial ownership of such Shares as permitted by Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any persons named in Schedule A, beneficially owns any Shares.

(c)

There have been no transactions in Shares effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person named in Schedule A, during the past 60 days.

(d)

To the knowledge of the Reporting Persons, no person (other than the Shareholders) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Voting Agreements.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3, Item 4 and Item 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons or any person listed in Schedule A, or between any such person and any other person, with respect to any securities of DRC, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Schedule:

Exhibit	Title

1	Joint Filing Agreement, dated as of December 30, 2013, among Engility Holdings, Inc., Engility Corporation and Engility Solutions, Inc.

2	Credit Agreement, dated as of August 9, 2013, among Engility Holdings, Inc., Engility Corporation, each of the several lenders from time to time party thereto and Bank of America, N.A. (as administrative agent, swing line lender and letter of credit issuer) (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on August 12, 2013).

3	Commitment Letter, dated as of December 22, 2013, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Engility Holdings, Inc. and Engility Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013).

4	Agreement and Plan of Merger, dated as of December 20, 2013, by and among Dynamics Research Corporation, Engility Corporation and Engility Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013 (File No. 001-35487)).

5	Form of Tender and Voting Agreement, dated as of December 20, 2013, by and among Engility Corporation, Engility Solutions, Inc. and each of the directors and officers of Dynamics Research Corporation set forth therein (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Engility Holdings, Inc. on December 23, 2013 (File No. 001-35487)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2013

ENGILITY HOLDINGS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY CORPORATION

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Senior Vice President, General Counsel and Corporate Secretary

ENGILITY SOLUTIONS, INC.

By:	/s/ Thomas O. Miiller
	Name:	Thomas O. Miiller
	Title:	Secretary

Schedule A

Directors and Executive Officers of Holdings. The following tables set forth the name and present principal occupation or employment of each director and executive officer of Holdings. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: 3750 Centerview Drive, Chantilly, VA, 20151.

Name	Present Principal Occupation or Employment
Anthony Smeraglinolo	Director; President and Chief Executive Officer
Michael J. Alber	Senior Vice President and Chief Financial Officer
Bantz J. Craddock	Strategic Global Advisor
Thomas O. Miiller	Senior Vice President, General Counsel and Corporate Strategy
Craig R. Reed	Senior Vice President, Strategy and Corporate Development
Randall J. Redlinger	Vice President of Business Operations and Corporate Ethics Officer
Michael D. Dallara	Vice President, Administration
Thomas J. Murray	Vice President, Human Resources
Edward P. Boykin	Director
Darryll J. Pines	Director
Anthony Principi	Director
Charles S. Ream	Director
David A. Savner	Director
William C. Tobin	Director

Directors and Executive Officers of Engility. The following tables set forth the name and present principal occupation or employment of each director and executive officer of Engility. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: 3750 Centerview Drive, Chantilly, VA, 20151.

Name	Present Principal Occupation or Employment
Anthony Smeraglinolo	President and Chief Executive Officer
Michael J. Alber	Director; Senior Vice President and Chief Financial Officer
Bantz J. Craddock	Strategic Global Advisor
Thomas O. Miiller	Director; Senior Vice President, General Counsel and Corporate Strategy
Craig R. Reed	Senior Vice President, Strategy and Corporate Development
Randall J. Redlinger	Vice President of Business Operations and Corporate Ethics Officer
Michael D. Dallara	Vice President, Administration
Thomas J. Murray	Vice President, Human Resources

Directors and Executive Officers of Solutions. The following tables set forth the name and present principal occupation or employment of each director and executive officer of Solutions. The country of citizenship of each director and executive officer is the United States of America and the business address of each director and executive officer is: 3750 Centerview Drive, Chantilly, VA, 20151.

Name	Present Principal Occupation or Employment
Michael J. Alber	Director; President and Treasurer
Thomas O. Miiller	Director; Secretary